UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Revised

FACING PAGE

SEC FILE NUMBER
8- 65493

kj 3/5

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE HOGAN COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 SOUTH 7TH STREET, SUITE 2800
(No. and Street)

MINNEAPOLIS,	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM EDWARD HOGAN II, CHIEF COMPLIANCE OFFICER 612-664-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road	St. Paul	MN	55113-1117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, WILLIAM EDWARD HOGAN II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HOGAN COMPANY, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WE Hogan
Signature

WILLIAM EDWARD HOGAN II, CCO
Title

2/13/13
Notary Public

KELLE E ERICKSON
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(AVAILABLE FOR PUBLIC INSPECTION)

DECEMBER 31, 2012

THE HOGAN COMPANY

CONTENTS

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder
The Hogan Company
Minneapolis, Minnesota

Report on Financial Statements

We have audited the accompanying statement of financial condition of The Hogan Company, as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Hogan Company as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 25, 2013

2675 Long Lake Road, St. Paul, Minnesota 55113-1117 651 483 4521 FAX 651 483 2167
300 Prairie Center Drive, Ste. 300, Minneapolis, Minnesota 55344-7908 952 941 9242 FAX 952 941 5377

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS:	
Cash	$ 23,858
Prepaid Expenses	5,161
TOTAL ASSETS	$ 29,019
LIABILITIES:	
Accounts Payables and Accrued Expenses	$ 13,190
SHAREHOLDER'S CAPITAL:	
Common Stock, $0.01 Par Value, 1,000 Shares Authorized; 100 Shares Issued and Outstanding	1
Additional Paid-in Capital	412,606
Accumulated Deficit	(396,778)
Total Sharesholder's Capital	15,829
TOTAL LIABILITIES & SHAREHOLDER'S CAPITAL	$ 29,019

The accompanying notes are an integral part of the statement of financial condition.

THE HOGAN COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Hogan Company (the Company) is a Minnesota corporation and a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of The Hogan Group (the "Parent Company").

The Company was incorporated on April 24, 2002 and commenced operations in January 2003.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. As of December 31, 2012, there were no accounting estimates.

Fee Revenue

Fee revenue includes retainer fees earned from investment banking and financial advisory services at the time an agreement is signed. Retainer fees are earned when the contract is signed.

Transaction fees from providing private placements, merger and acquisition advisory services are earned at the time such transactions are completed.

Income Taxes

The Company has elected to have its income taxed to its shareholder under Subchapter S of the Internal Revenue Code. Therefore, the accompanying financial statements do not include a provision for income taxes.

The Company reviews income tax positions taken or expected to be taken in income tax returns to determine if there are any income tax uncertainties. This includes positions that the entity is not subject to income taxes as a pass-through entity. The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by taxing authorities, based on the technical merits of the positions. For any uncertain tax position, the tax benefit recognized is measured at the largest amount of the benefit that carries a greater than 50% likelihood of being realized upon settlement. The Company has identified no income tax uncertainties.

The Company's federal and state income tax returns are open to examination for tax years 2009 through 2011.

THE HOGAN COMPANY

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company has evaluated subsequent events through February 25, 2013, the date the financial statements were available to be issued, and is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent Company. Expenses charged to operations in connection with this expense sharing agreement during 2012 were $26,100.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2012, the Company had net capital of $10,668, which was $5,668 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.24 to 1.

NOTE 4 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.